UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter 2020

Operating and Financial Results

Mexico City, Mexico, February 15, 2021— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the fourth quarter 2020.

Full year 2020 Summary

■	Ps.1,506 in Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments in 2020.

■	Passenger traffic decreased 52.3%, reaching 11.1 million passengers in 2020, as a consequence of the contingency generated by the outbreak of COVID-19.

■	In 2020, Adjusted EBITDA was Ps.2,549 million and the Adjusted EBITDA margin was 62.0%.

4Q20 Summary

■	Passenger traffic decreased 44.5%, reaching 3.3 million passengers. Passenger traffic showed a recovery during the fourth quarter compared to the decrease of 62.4% during 3Q20. The airports with the lowest decline in passengers, in percentage terms, compared to 4Q19 were Mazatlán, Culiacán, Reynosa and Zacatecas.

■	Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments were Ps.472 million for the quarter.

(Thousand Passengers and Million Pesos)	4Q19	4Q20	% Var	2019	2020	% Var
Passenger Traffic	5,952	3,305	(44.5)	23,168	11,063	(52.3)
Aeronautical Revenues	1,442	919	(36.3)	5,753	2,943	(48.8)
Non-Aeronautical Revenues	473	307	(35.1)	1,820	1,171	(35.6)
Aeronautical + Non-Aeronautical Revenues	1,915	1,226	(36.0)	7,572	4,114	(45.7)
Construction Revenues	348	396	13.9	955	1,254	31.3
Total Revenues	2,263	1,623	(28.3)	8,527	5,367	(37.1)
Adjusted EBITDA	1,402	853	(39.2)	5,563	2,549	(54.2)
Adjusted EBITDA Margin (%)	73.2%	69.6%		73.5%	62.0%
Income from Operations	1,165	532	(54.3)	4,855	1,721	(64.5)
Operating Margin (%)	51.5%	32.8%		56.9%	32.1%
Consolidated Net Income	761	239	(68.6)	3,227	1,098	(66.0)
Net Income of Controlling Interest	758	239	(68.5)	3,220	1,094	(66.0)
EPS (Ps.)	1.94	0.61	(68.4)	8.20	2.80	(65.8)
EPADS (US$)	0.82	0.25	(70.0)	3.48	1.13	(67.6)
MDP and Strategic Investments	491	472	(3.8)	1,357	1,506	11.0

OMA will hold its 4Q20 earnings conference call on February 16, 2021 at 11:00 am Eastern time, 10:00 am Mexico City time.

Conference call registration is available here. Upon registration, you will receive an email with all details to connect to the conference call.

4Q20 Operating Results

Operations, Passengers, and Cargo

During the quarter, there were no new route openings or definitive cancellations. The number of seats offered decreased 36.4% compared to the same quarter of the previous year, due mainly to the number of routes suspended by the airlines.

Total passenger traffic decreased 44.5%. Of total traffic, 91.0% was domestic and 9.0% was international.

Domestic passenger traffic decreased 42.7% and international passenger traffic decreased 57.5%, which reflects restrictions on air travel in the international market.

The airports with the largest contribution to passenger traffic decline were:

■	Monterrey (-47.6%), on its Mexico City, Guadalajara, and Tijuana routes.

■	Culiacán (-32.2%), on its Mexico City, Guadalajara and Tijuana routes.

■	Chihuahua (-45.0%), on its Mexico City, Monterrey and Guadalajara routes.

■	Ciudad Juárez (-43.0%), mainly on its Mexico City and Guadalajara routes.

However, the Mazatlán, Culiacán, Reynosa, San Luis Potosí and Zacatecas airports showed a better performance in percentage terms than the rest of the airports compared to 4Q19.

	4Q19	4Q20	% Var	2019	2020	% Var
Available Seats	8,050,523	5,120,419	(36.4)	31,189,588	17,357,934	(44.3)
Passenger Traffic:
Domestic	5,251,473	3,007,236	(42.7)	20,416,764	9,877,697	(51.6)
International	700,029	297,671	(57.5)	2,751,296	1,184,991	(56.9)
Total Passenger Traffic	5,951,502	3,304,907	(44.5)	23,168,060	11,062,688	(52.3)
Commercial Aviation (Regular and Charter)	5,909,850	3,267,069	(44.7)	22,999,049	10,935,746	(52.5)
General Aviation	41,652	37,838	(9.2)	169,011	126,942	(24.9)
Cargo Units	248,675	309,539	24.5	976,203	932,419	(4.5)
Workload Units	6,200,177	3,614,446	(41.7)	24,144,263	11,995,107	(50.3)
Flight Operations (Takeoffs and Landings):
Domestic	73,044	55,064	(24.6)	294,154	187,239	(36.3)
International	11,735	7,435	(36.6)	45,926	26,917	(41.4)
Total Flight Operations	84,779	62,499	(26.3)	340,080	214,156	(37.0)

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 89.9% as of December 31, 2020. During the quarter, a total of 53 m2 in commercial spaces were vacated.

Hotel Services

■	The NH Collection Terminal 2 Hotel had a 41.6% occupancy rate. The average room rate was Ps.1,901 per night, during the quarter.

■	Hilton Garden Inn had a 24.8% occupancy rate. The average room rate was Ps.1,833 per night during the quarter.

Freight Logistics Services

■	OMA Carga’s revenues increased by 6.0% due to higher handling, storage and custody activity related to air import cargo, as well as handling activity related to air export cargo during the quarter. Total tonnage handled increased 4.4% to 7,938 metric tons.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.16 million, an increase of 43.1% compared to 4Q19. The increase is due to additional revenues generated from three warehouses rented during 2020, which started generating revenues in the quarter.

Consolidated Financial Results

Revenues

Aeronautical revenues decreased 36.3%.

(Ps. Thousands)	4Q19	4Q20	% Var	2019	2020	% Var
Domestic Passenger Charges	954,657	633,240	(33.7)	3,776,401	1,857,559	(50.8)
International Passenger Charges	290,381	142,923	(50.8)	1,207,989	542,933	(55.1)
Other Aeronautical Services, Regulated Leases and Access Rights	197,287	143,023	(27.5)	768,272	542,065	(29.4)
Aeronautical Revenues	1,442,325	919,186	(36.3)	5,752,662	2,942,558	(48.8)
Aeronautical Revenues/Passenger (Ps.)	242.3	278.1	14.8	248.3	266.0	7.1

Non-aeronautical revenues decreased 35.1%.

Commercial revenues decreased 37.7%. The line items with the largest variations were:

■	Parking, -53.5%, due to the reduction in short and long stay operations. The decrease in mostly driven by a slower passenger traffic recovery in Monterrey Airport compared to the average of our airports.

■	Restaurants and Retail, -37.2% and -38.8%, respectively, given that the majority of revenues in the quarter was related to fixed or minimum rental levels as no participation on sales was generated. Additionally, we applied certain support programs for our tenants during the quarter.

(Ps. Thousands)	4Q19	4Q20	% Var	2019	2020	% Var
Commercial Activities:
Parking	70,900	32,945	(53.5)	279,463	126,815	(54.6)
Advertising	18,718	11,010	(41.2)	76,200	59,695	(21.7)
Retail	28,165	17,246	(38.8)	106,084	64,486	(39.2)
Duty Free	4,988	2,100	(57.9)	18,470	9,640	(47.8)
Restaurants	40,026	25,156	(37.2)	144,374	87,499	(39.4)
Car Rentals	37,477	33,599	(10.3)	149,454	111,037	(25.7)
Passenger Services	1,126	374	(66.8)	4,127	3,281	(20.5)
Time Shares & Hotel Promotion	4,177	2,282	(45.4)	16,663	12,683	(23.9)
Communications and Networks	4,177	4,229	1.2	16,006	17,800	11.2
VIP Lounges	15,148	10,009	(33.9)	51,176	36,538	(28.6)
Financial Services	2,821	1,917	(32.1)	10,367	7,853	(24.3)
Other Services (incl. marketing and cost recoveries)	11,926	8,515	(28.6)	43,542	34,659	(20.4)
Total Revenues from Commercial Activities	239,648	149,383	(37.7)	915,927	571,987	(37.6)

Diversification revenues decreased 33.3%, mainly due to lower revenues from hotel services.

(Ps. Thousands)	4Q19	4Q20	% Var	2019	2020	% Var
Diversification Activities:
Hotel Services	90,956	31,493	(65.4)	357,032	141,678	(60.3)
OMA Carga (Freight Logistics Service)	49,763	52,746	6.0	194,936	183,382	(5.9)
Real Estate Services	4,996	3,447	(31.0)	18,181	16,711	(8.1)
Industrial Services	10,960	15,681	43.1	39,451	51,272	30.0
Other Services (incl. marketing and cost recoveries)	1,336	1,988	48.7	4,966	8,038	61.9
Total Revenues from Diversification Activities	158,010	105,355	(33.3)	614,565	401,082	(34.7)
Complementary Activities:
Checked Baggage Screening	44,616	25,791	(42.2)	175,006	86,491	(50.6)
Other Leases	21,328	20,578	(3.5)	83,477	85,729	2.7
Access Rights	6,580	3,911	(40.6)	19,709	15,819	(19.7)
Other Services (incl. marketing and cost recoveries)	2,771	2,035	(26.6)	10,922	9,932	(9.1)
Total Revenues from Complementary Activities	75,294	52,315	(30.5)	289,113	197,971	(31.5)
Non-Aeronautical Revenues	472,953	307,053	(35.1)	1,819,605	1,171,039	(35.6)
Non-Aeronautical Revenues/Passenger (Ps.)	79.5	92.9	16.9	78.5	105.9	34.8

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

(Ps. Thousands)	4Q19	4Q20	% Var	2019	2020	% Var
Aeronautical Revenues	1,442,325	919,186	(36.3)	5,752,662	2,942,558	(48.8)
Non-Aeronautical Revenues	472,953	307,053	(35.1)	1,819,605	1,171,039	(35.6)
Aeronautical + Non-Aeronautical Revenues	1,915,278	1,226,239	(36.0)	7,572,267	4,113,597	(45.7)
Construction Revenues	347,839	396,331	13.9	954,834	1,253,869	31.3
Total Revenues	2,263,117	1,622,570	(28.3)	8,527,101	5,367,466	(37.1)
Aeronautical Revenues + Non-Aeronautical Revenues / Passenger (Ps.)	321.8	371.0	15.3	326.8	371.8	13.8

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) decreased 17.7%, mainly due to lower payroll expenses as a result of the reduction of headcount applied during 3Q20, as well as to a decrease in electricity and subcontracted services expenses, as a result of the cost reduction initiatives implemented by the company during 2020.

(Ps. Thousands)	4Q19	4Q20	% Var	2019	2020	% Var
Payroll	141,421	123,716	(12.5)	514,092	511,117	(0.6)
Contracted Services (Security, Cleaning and Professional Services)	67,377	57,273	(15.0)	276,119	226,989	(17.8)
Minor Maintenance	32,909	26,777	(18.6)	174,019	125,671	(27.8)
Basic Services (Electricity, Water, Telephone)	26,993	16,640	(38.4)	101,012	65,946	(34.7)
Materials and Supplies	9,721	8,378	(13.8)	32,338	32,876	1.7
Insurance	9,105	9,110	0.1	29,640	32,792	10.6
Other costs and expenses	43,606	30,732	(29.5)	168,765	176,680	4.7
Cost of Airport Services + G&A	331,133	272,627	(17.7)	1,295,984	1,172,070	(9.6)
Cost of Hotel Services	50,867	24,878	(51.1)	194,869	104,133	(46.6)
Cost of Industrial Park Services	1,691	2,069	22.4	6,019	7,813	29.8
Subtotal (Cost of Services + G&A)	383,691	299,574	(21.9)	1,496,871	1,284,016	(14.2)
Subtotal (Cost of Services + G&A) / Passenger (Ps.)	64.5	90.6	40.6	64.6	116.1	79.6

The major maintenance provision was Ps.208 million, which reflects an update to such provision as a result of the approval of the Master Development Program for the period 2021-2025. The outstanding balance of the maintenance provision as of December 31, 2020 was Ps. 1,318 million.

The airport concession tax decreased 40.4% as a result of the decrease in revenues; technical assistance fee decreased 49.6%.

As a result of the foregoing, total operating costs and expenses decreased 0.7%.

(Ps. Thousands)	4Q19	4Q20	% Var	2019	2020	% Var
Cost of Services	237,965	170,524	(28.3)	954,207	765,958	(19.7)
Administrative Expenses (G&A)	145,726	129,050	(11.4)	542,664	518,058	(4.5)
Subtotal (Cost of Services + G&A)	383,691	299,574	(21.9)	1,496,871	1,284,016	(14.2)
Major Maintenance Provision	133,812	208,316	55.7	292,324	392,531	34.3
Construction Cost	347,839	396,331	13.9	954,834	1,253,869	31.3
Concession Taxes	93,164	55,496	(40.4)	363,561	199,202	(45.2)
Technical Assistance Fee	36,076	18,198	(49.6)	150,108	81,164	(45.9)
Depreciation & Amortization	104,019	112,476	8.1	415,252	435,344	4.8
Other (Income) Expense - Net	(103)	(7)	(93.2)	(1,155)	(128)	(88.9)
Total Operating Costs and Expenses	1,098,498	1,090,384	(0.7)	3,671,795	3,645,998	(0.7)

Operating Income and Adjusted EBITDA

Operating Income was Ps.532 million, with an operating margin of 32.8%.

Adjusted EBITDA was Ps.853 million, with an Adjusted EBITDA margin of 69.6%.

(Ps. Thousands)	4Q19	4Q20	% Var	2019	2020	% Var
Consolidated Net Income	761,026	239,291	(68.6)	3,227,434	1,097,879	(66.0)
- Financing (Expense) Income	(117,799)	(269,549)	128.8	(255,650)	(229,088)	(10.4)
+ Income Taxes	285,794	23,346	(91.8)	1,372,222	394,501	(71.3)
Operating Income	1,164,619	532,186	(54.3)	4,855,306	1,721,468	(64.5)
Operating Margin (%)	51.5%	32.8%		56.9%	32.1%
+ Depreciation and Amortization	104,019	112,476	8.1	415,252	435,344	4.8
EBITDA	1,268,638	644,662	(49.2)	5,270,558	2,156,812	(59.1)
EBITDA Margin (%)	56.1%	39.7%		61.8%	40.2%
- Construction Revenue	347,839	396,331	13.9	954,834	1,253,869	31.3
+ Construction Cost	347,839	396,331	13.9	954,834	1,253,869	31.3
+ Major Maintenance Provision	133,812	208,316	55.7	292,324	392,531	34.3
Adjusted EBITDA	1,402,450	852,978	(39.2)	5,562,882	2,549,343	(54.2)
Adjusted EBITDA Margin: Adjusted EBITDA/(Aeronautical Revenue + Non-Aeronautical Revenue) (%)	73.2%	69.6%		73.5%	62.0%

Financing Income, Taxes, and Net Income

Financing Expense was Ps.270 million, mainly due to foreign exchange loss and interest expense recorded in the quarter.

(Ps. thousand)	4Q19	4Q20	% Var	2019	2020	% Var
Interest Income	41,468	18,177	(56.2)	171,236	111,889	(34.7)
Interest (Expense)	(95,721)	(104,730)	9.4	(376,008)	(420,499)	11.8
Exchange Gain (Loss), net	(63,546)	(182,996)	188.0	(50,878)	79,522	n.a.
Total Financing Income (Expense)	(117,799)	(269,549)	128.8	(255,650)	(229,088)	(10.4)

Taxes were Ps.23 million, and the effective tax rate was 8.9%, mainly due to the impact in deferred taxes resulting from the update to the major maintenance provision.

Consolidated net income in the quarter was Ps.239 million.

Earnings per share, based on net income of the controlling interest, was Ps.0.61; earnings per ADS was US$0.25. Each ADS represents eight Series B shares.

(Ps. thousand)	4Q19	4Q20	% Var	2019	2020	% Var
Consolidated Net Income	761,026	239,291	(68.6)	3,227,434	1,097,879	(66.0)
Net income margin %	33.6%	14.7%		37.8%	20.5%
Non-controlling interest	2,974	235	(92.1)	7,636	3,521	(53.9)
Net income of controlling Interet	758,052	239,056	(68.5)	3,219,798	1,094,358	(66.0)
Earnings per Share, Ps.	1.94	0.61	(68.4)	8.20	2.80	(65.8)
Earnings per ADS, US$	0.82	0.25	(70.0)	3.48	1.13	(67.6)

MDP and Strategic Investments

In 4Q20, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.472 million, comprised of Ps.396 million in improvements to concessioned assets, Ps.46 million in major maintenance, and Ps.30 million in strategic investments.

The most important investment expenditures included:

Airport	Project		Status
MDP Investments
Zacatecas	Minor rehabilitation of runway (02-20)		In Process
Reynosa	Rehabilitation and expansion of commercial aviation platform		In Process
Monterrey	Expansion of Terminal C		In Process
Monterrey	Expansion of public area in Terminal A - first phase		In Process
Tampico	Expansion and remodeling of terminal building		In Process
Zihuatanejo	Modernization of terminal building		In Process
Monterrey	Major and minor rehabilitation of runway and taxiways		In Process
Monterrey	Construction of cargo platform and expansion of taxiway		In Process
Tampico	Minor rehabilitation of runway		Finished

Strategic Investments
Monterrey	Industrial park - Construction of industrial warehouse		In Process
Ciudad Juárez	Long-stay parking expansion		In Process
Monterrey	Industrial park - Expansion of industrial warehouse		Finished
Monterrey	Industrial park - Expansion of industrial warehouse		Finished

Debt

(Ps. Thousands)	Maturity	Interest Rate	December 31, 2019	December 31, 2020
Total Short-Term Debt		—	—	—
Long-Term Debt
10-yr Bond, Ps. 1,500 mm: OMA13	2023	6.47%	1,500,000	1,500,000
Finance CAPEX and Refinance Debt	Bullet
7-yr Bond, Ps. 3,000 mm: OMA14	2021	6.85%	3,000,000	3,000,000
Finance CAPEX and Refinance Debt	Bullet
10-yr Term Loan - Private Export Funding Corporation	2021	3M Libor + 125 pb	49,575	13,503
Finance Security Equipment	Qtly. Amort.
Subtotal Long-Term Debt			4,549,575	4,513,503
Less: Current Portion of Long-Term Debt			(36,851)	(3,013,502)
Less: Commissions and Financing Expenses			(5,967)	(3,114)
Total Long-Term Debt			4,506,758	1,496,886
Plus: Financial leases			220,860	194,763
Plus: Current Portion of Long-Term Debt			36,851	3,013,502
Total Debt + Financial leases			4,764,469	4,705,151
Mexican peso denominated debt			98.9%	99.7%
U.S. dollar denominated debt			1.1%	0.3%
Net Debt (Includes financial leases)			1,334,596	1,746,347
Net Debt / Adjusted EBITDA (x)			0.24	0.69

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In 4Q20, cash flows from operating activities generated cash of Ps.602 million, compared to a cash generation of Ps.954 million in the same period of 2019. The decrease in cash generation was mainly due to the lower income before taxes.

Investing activities used cash of Ps.366 million in the fourth quarter. Outflows are mainly related to construction works executed during 3Q20. Financing activities generated an outflow of Ps.104 million, mainly due to interest paid of Ps.80 million.

The net increase in cash resulting from operating, investing and financing activities was Ps. 132 million. However, due to the effect of the appreciation of the Mexican peso against the U.S. dollar in the quarter, which resulted in an impact of Ps.195 million, the Cash and Cash Equivalents balance at December 31, 2020 was Ps.2,959 million.

	From October 1 to December 31,			From January 1 to December 31,
(Ps. Thousands)	2019	2020	%Var	2019	2020	%Var
Income Before Taxes	1,046,820	262,637	(74.9)	4,599,656	1,492,380	(67.6)
Items not affecting Operating Activities, net	350,102	596,630	70.4	954,951	1,076,590	12.7
Changes in operational assets and liabilities, net	(443,147)	(257,454)	(41.9)	(1,838,084)	(1,265,493)	(31.2)
Net Flow from Operating Activities	953,776	601,813	(36.9)	3,716,523	1,303,477	(64.9)
Net Flow from Investing Activities	(443,022)	(366,320)	(17.3)	(952,227)	(1,324,430)	39.1
Net Flow from Financing Activities	(141,118)	(103,588)	(26.6)	(2,246,461)	(528,888)	(76.5)
Net Increase (Reduction) in Cash and Cash Equivalents	369,636	131,905	(64.3)	517,835	(549,840)	n.a.
Effect of change for fair value of cash and equivalents	(60,584)	(194,857)	221.6	(46,865)	78,771	n.a.
Cash and Equivalents at Beginning of Period	3,120,821	3,021,756	(3.2)	2,958,902	3,429,873	15.9
Cash and Equivalents at End of Period	3,429,873	2,958,804	(13.7)	3,429,873	2,958,804	(13.7)

COVID-19 Update

During 4Q20, passenger traffic had a gradual recovery compared to 2Q20 and 3Q20, line with the reactivation level of economic activities allowed during the quarter, according to the epidemiological risk traffic light system established by the Mexican Federal Government, as well as the different international restrictions established during 4Q20. Economic activities and domestic travel, mainly to regional and tourist destinations continued to gradually reactivate during the quarter. Total passenger traffic reached 3.3 million during 4Q20, an increase of 43% versus 3Q20. As of December 31, 2020, OMA had 140 origin-destination routes in operation, compared to 117 origin-destination routes in operation as of September 30, 2020 and 183 as of December 31, 2019.

The uncertainty generated from a second wave of worldwide contagions from COVID-19 and the return to red (maximum risk) by the end of 2020 and early 2021 in several states of the country, including Nuevo León and Mexico City, resulted in a deceleration in passenger traffic recovery. Beginning in February, the level of contagions has begun to recede, and the epidemiological risk light system has been adjusted downwards. As of the date of this report, 1 state in which OMA operates remained in red, 4 states are in orange and 4 in yellow.

Additionally, as a result of the measures implemented by the United States with respect to the mandatory application of COVID-19 tests for all inbound flights, OMA has installed COVID-19 testing modules in 11 of our airports with international flight operations.

OMA expects passenger traffic to resume its recovery path in the following months, as contagion levels decrease and epidemiological risk traffic light in the states where we operate allow for increased mobility and economic activity.

It is important to mention that our airports continue to apply and communicate the health measures that have been implemented and we work in coordination with the health and aeronautical authorities of the country, in order to look after the health of passengers, our personnel and service providers, and in that way, support the recovery of passenger confidence.

Relevant Events in the Quarter

Approval of Master Development Program (MDP) for the 2021-2025 period. On November 30, 2020, OMA announced that it received approval from the Ministry of Communications and Transportation (SCT), through the Federal Civil Aviation Agency (AFAC), of the Master Development Program for each of its thirteen airports, corresponding to the 2021-2025 period. The committed investment amounts were Ps.11,980 million, expressed in pesos of December 31, 2019.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Passenger Traffic

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	4Q19	4Q20	% Var	2019	2020	% Var
Acapulco	220,707	104,509	(52.6)	875,315	395,948	(54.8)
Ciudad Juárez	402,805	229,408	(43.0)	1,597,471	790,009	(50.5)
Culiacán	628,215	425,823	(32.2)	2,458,863	1,373,102	(44.2)
Chihuahua	437,418	240,633	(45.0)	1,699,816	818,151	(51.9)
Durango	150,179	79,725	(46.9)	527,004	271,231	(48.5)
Mazatlán	319,450	231,186	(27.6)	1,161,155	740,306	(36.2)
Monterrey	2,858,718	1,496,738	(47.6)	11,176,555	4,994,170	(55.3)
Reynosa	118,821	76,158	(35.9)	480,524	229,058	(52.3)
San Luis Potosí	172,181	98,712	(42.7)	643,224	309,311	(51.9)
Tampico	184,997	79,060	(57.3)	739,143	270,835	(63.4)
Torreón	181,997	96,138	(47.2)	708,563	320,820	(54.7)
Zacatecas	124,182	72,309	(41.8)	475,241	232,352	(51.1)
Zihuatanejo	151,832	74,508	(50.9)	625,186	317,395	(49.2)

Total	5,951,502	3,304,907	(44.5)	23,168,060	11,062,688	(52.3)

Domestic Passengers	4Q19	4Q20	% Var	2019	2020	% Var
Acapulco	209,918	100,008	(52.4)	814,636	361,029	(55.7)
Ciudad Juárez	400,925	228,901	(42.9)	1,590,968	787,955	(50.5)
Culiacán	619,441	421,959	(31.9)	2,422,274	1,359,403	(43.9)
Chihuahua	403,317	218,137	(45.9)	1,565,183	752,693	(51.9)
Durango	123,349	63,068	(48.9)	432,766	215,713	(50.2)
Mazatlán	234,703	201,059	(14.3)	847,269	565,842	(33.2)
Monterrey	2,489,169	1,358,128	(45.4)	9,756,566	4,488,172	(54.0)
Reynosa	117,974	75,181	(36.3)	476,890	226,977	(52.4)
San Luis Potosí	124,794	70,677	(43.4)	454,076	221,102	(51.3)
Tampico	171,951	72,344	(57.9)	684,821	250,838	(63.4)
Torreón	164,751	87,282	(47.0)	637,638	293,986	(53.9)
Zacatecas	86,168	48,659	(43.5)	327,830	160,670	(51.0)
Zihuatanejo	105,013	61,833	(41.1)	405,847	193,317	(52.4)

Total	5,251,473	3,007,236	(42.7)	20,416,764	9,877,697	(51.6)

International Passengers	4Q19	4Q20	% Var	2019	2020	% Var
Acapulco	10,789	4,501	(58.3)	60,679	34,919	(42.5)
Ciudad Juárez	1,880	507	(73.0)	6,503	2,054	(68.4)
Culiacán	8,774	3,864	(56.0)	36,589	13,699	(62.6)
Chihuahua	34,101	22,496	(34.0)	134,633	65,458	(51.4)
Durango	26,830	16,657	(37.9)	94,238	55,518	(41.1)
Mazatlán	84,747	30,127	(64.5)	313,886	174,464	(44.4)
Monterrey	369,549	138,610	(62.5)	1,419,989	505,998	(64.4)
Reynosa	847	977	15.3	3,634	2,081	(42.7)
San Luis Potosí	47,387	28,035	(40.8)	189,148	88,209	(53.4)
Tampico	13,046	6,716	(48.5)	54,322	19,997	(63.2)
Torreón	17,246	8,856	(48.6)	70,925	26,834	(62.2)
Zacatecas	38,014	23,650	(37.8)	147,411	71,682	(51.4)
Zihuatanejo	46,819	12,675	(72.9)	219,339	124,078	(43.4)

Total	700,029	297,671	(57.5)	2,751,296	1,184,991	(56.9)

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet

(Thousands of Pesos)

	December 31, 2019	December 31, 2020	% Var Dec20/Dec19
Assets
Current Assets
Cash and Cash Equivalents	3,429,873	2,958,804	(13.7)
Trade Accounts Receivable - Net	757,756	777,952	2.7
Trade Accounts Receivable from Related Parties	181,989	214,209	17.7
Recoverable Taxes	295,768	542,365	83.4
Advances to Contractors	102,776	115,233	12.1
Other Current Assets	42,742	66,575	55.8
Total Current Assets	4,810,904	4,675,138	(2.8)
Land, Buildings, Machinery and Equipment - Net	2,647,101	2,700,469	2.0
Investments in Airport Concessions - Net	9,267,111	10,229,656	10.4
Rights of use of leased assets, net	210,788	178,247	(15.4)
Other Assets - Net	44,053	34,621	(21.4)
Deferred Taxes	297,004	317,758	7.0
Total Assets	17,276,961	18,135,889	5.0

Liabilities and Stockholder’s Equity
Current Liabilities
Current Portion of Long-Term Debt	36,851	3,013,502	8,077.5
Current Portion of Major Maintenance Provision	151,554	443,570	192.7
Current Portion of Financial Leases	72,320	25,732	(64.4)
Trade Accounts Payable	196,791	148,357	(24.6)
Taxes and Accrued Expenses	590,263	370,188	(37.3)
Accounts Payable to Related Parties	187,515	167,704	(10.6)
Total Current Liabilities	1,235,294	4,169,053	237.5

Long-Term Debt	4,506,758	1,496,886	(66.8)
Guarantee Deposits	387,656	350,738	(9.5)
Employee Benefits	106,159	115,691	9.0
Major Maintenance Provision	802,342	874,415	9.0
Financial Leases	148,540	169,031	13.8
Deferred Taxes	202,717	133,828	(34.0)
Total liabilities	7,389,466	7,309,642	(1.1)

Common Stock	301,739	300,822	(0.3)
Additional paid-in capital	29,786	29,786	—
Retained Earnings	8,121,937	8,824,666	8.7
Share Repurchase Reserve	1,257,454	1,500,000	19.3
Labor Obligations	4,194	(4,933)	n.a.
Non-Controlling Interest	172,385	175,906	2.0
Stockholders’ Equity	9,887,495	10,826,247	9.5
Total Liabilities and Stockholder’s Equity	17,276,961	18,135,889	5.0

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

	4Q19	4Q20	% Var	2019	2020	% Var
Revenues
Aeronautical Revenues	1,442,325	919,186	(36.3)	5,752,662	2,942,558	(48.8)
Non-Aeronautical Revenues	472,953	307,053	(35.1)	1,819,605	1,171,039	(35.6)
Aeronautical Revenues + Non-Aeronautical Revenues	1,915,278	1,226,239	(36.0)	7,572,267	4,113,597	(45.7)
Construction Revenues	347,839	396,331	13.9	954,834	1,253,869	31.3
Total Revenues	2,263,117	1,622,570	(28.3)	8,527,101	5,367,466	(37.1)
Operating Costs
Cost of Services	237,965	170,524	(28.3)	954,207	765,958	(19.7)
Administrative Expenses	145,726	129,050	(11.4)	542,664	518,058	(4.5)
Major Maintenance Provision	133,812	208,316	55.7	292,324	392,531	34.3
Construction Costs	347,839	396,331	13.9	954,834	1,253,869	31.3
Concession Taxes	93,164	55,496	(40.4)	363,561	199,202	(45.2)
Technical Assistance Fee	36,076	18,198	(49.6)	150,108	81,164	(45.9)
Depreciation and Amortization	104,019	112,476	8.1	415,252	435,344	4.8
Other expenses (Revenues) - Net	(103)	(7)	(93.2)	(1,155)	(128)	(88.9)
Total Operating Costs and Expenses	1,098,498	1,090,384	(0.7)	3,671,795	3,645,998	(0.7)
Operating Income	1,164,619	532,186	(54.3)	4,855,306	1,721,468	(64.5)
Operating Margin (%)	51.5%	32.8%		56.9%	32.1%
Financing (Expense) Income:
Interest Income	41,468	18,177	(56.2)	171,236	111,889	(34.7)
Interest (Expense)	(95,721)	(104,730)	9.4	(376,008)	(420,499)	11.8
Exchange Gain (Loss) - Net	(63,546)	(182,996)	188.0	(50,878)	79,522	n.a.
Total Financing (Expense) Income	(117,799)	(269,549)	128.8	(255,650)	(229,088)	(10.4)
Income before Taxes	1,046,820	262,637	(74.9)	4,599,656	1,492,380	(67.6)
Taxes - Cash	290,199	71,913	(75.2)	1,329,867	480,232	(63.9)
Taxes - Deferred	(4,405)	(48,567)	1,002.5	42,355	(85,731)	n.a.
Income Tax	285,794	23,346-	(91.8)	1,372,222-	394,501-	(71.3)
Consolidated Net Income	761,026	239,291	(68.6)	3,227,434	1,097,879	(66.0)
Other Comprehensive Income:
Actuarial Gains (Losses)	(12,834)	(13,038)	2	(12,834)	(13,038)	2
Deferred Tax Effect	3,850	3,911	2	3,850	3,911	2
Consolidated Comprehensive Income	752,042	230,164	(69.4)	3,218,450	1,088,752	(66.2)
Consolidated Net Income attributable to:
Non-Controlling Interest	2,974	235	(92.1)	7,636	3,521	(53.9)
Controlling Interest	758,052	239,056	(68.5)	3,219,798	1,094,358	(66.0)
Consolidated Comprehensive Income attributable to:
Non-Controlling Interest	2,974	235	(92.1)	7,636	3,521	(53.9)
Controlling Interest	749,068	229,929	(69.3)	3,210,814	1,085,231	(66.2)
Weighted Average Shares Outstanding	391,493,584	390,111,556		392,736,827	390,313,970
EPS (Ps.)	1.94	0.61	(68.4)	8.20	2.80	(65.8)
EPADS (US$)	0.82	0.25	(70.0)	3.48	1.13	(67.6)
EBITDA	1,268,638	644,662	(49.2)	5,270,558	2,156,812	(59.1)
EBITDA Margin (%)	56.1%	39.7%		61.8%	40.2%
Adjusted EBITDA	1,402,450	852,978	(39.2)	5,562,882	2,549,343	(54.2)
Adjusted EBITDA Margin (%)	73.2%	69.6%		73.5%	62.0%

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	From October 1 to December 31,			From January 1 to December 31,
	2019	2020	% Var.	2019	2020	% Var.
Operating Activities
Income Before Taxes	1,046,820	262,637	(74.9)	4,599,656	1,492,380	(67.6)
Depreciation and Amortization	104,018	112,476	8.1	415,252	435,344	4.8
Major Maintenance Provision	133,812	208,316	55.7	292,324	392,531	34.3
Doubtful Accounts Provision	68	3,816	5,501.3	(241)	17,738	n.a.
(Profit) / Loss on Sales of Machinery and Equipment - Net	(102)	(5,260)	5,039.4	(1,162)	(5,380)	362.9
Interest Income	(41,468)	(18,177)	(56.2)	(171,236)	(111,889)	(34.7)
Items in Results Related to Financing Activities
Present Value of Major Maintenance Provision	7,053	18,029	155.6	23,157	75,262	225.0
Interest Expense	88,668	86,701	(2.2)	352,851	345,237	(2.2)
Non-Paid Exchange Fluctuation	58,054	190,729	228.5	44,007	(72,253)	n.a.
	1,396,922	859,267	(38.5)	5,554,607	2,568,970	(53.8)
Changes in:
Trade Accounts Receivable - Net	(1,783)	92,027	n.a.	(60,949)	(37,934)	(37.8)
Recoverable Taxes	(81,743)	(92,211)	12.8	(183,103)	(246,597)	34.7
Other Accounts Receivable	19,456	5,709	(70.7)	(25,156)	(16,576)	(34.1)
Accounts Payable	25,671	11,995	(53.3)	(26,880)	(48,307)	79.7
Taxes and Accrued Expenses	(33,560)	(93,442)	178.4	41,367	48,472	17.2
Taxes Paid	(320,416)	(108,960)	(66.0)	(1,324,834)	(747,867)	(43.6)
Accounts Payable to Related Parties	(6,124)	(150,178)	2,352.3	(42,276)	(72,554)	71.6
Major Maintenance Payments	(118,446)	(45,788)	(61.3)	(305,133)	(103,704)	(66.0)
Other Long-Term Liabilities	73,798	123,393	67.2	88,880	(40,425)	n.a.
Net Flow from Operating Activities	953,776	601,813	(36.9)	3,716,523	1,303,477	(64.9)
Investment Activities
Acquisition of Property, Plant and Equipment	(22,175)	(14,262)	(35.7)	(57,103)	(157,992)	176.7
Investment in Airport Concessions	(462,417)	(375,430)	(18.8)	(1,086,426)	(1,283,642)	18.2
Other Long-Term Assets	—	(65)	n.a.	(753)	(65)	(91.4)
Proceeds from Sale of Land, Machinery and Equipment	102	5,260	5,039.4	1,162	5,380	362.9
Interest income	41,468	18,177	(56.2)	171,236	111,889	(34.7)
Other Investments Held to Maturity	—	—	n.a.	19,657	—	(100)
Net Flow from Investing Activities	(443,022)	(366,320)	(17.3)	(952,227)	(1,324,430)	39.1

Cash Flow before Financing Activities	510,754	235,493	(53.9)	2,764,296	(20,953)	n.a.
Financing Activities
Repurchase of Shares	(33,982)	—	(100.0)	(244,201)	(150,000)	(38.6)
Loans - Disbursed	—	—	n.a.	14,700	41,895	185.0
Loans - Paid	(9,367)	(9,750)	4.1	(40,790)	(42,592)	4.4
Interest Expense	(82,168)	(79,812)	(2.9)	(327,309)	(320,866)	(2.0)
Payment of loans related to financial leases	(15,600)	(14,025)	(10.1)	(50,180)	(57,325)	14.2
Net Cash Flow from Financing Activities	(141,118)	(103,588)	(27)	(2,246,461)	(528,888)	(76)

Net Increase (Reduction) in Cash and Cash Equivalents	369,636	131,905	(64)	517,835	(549,840)	n.a.
Effect of change for fair value of cash and equivalents	(60,584)	(194,857)	n.a.	(46,865)	78,771	n.a.
Cash and Equivalents at Beginning of Period	3,120,821	3,021,756	(3.2)	2,958,902	3,429,873	15.9

Cash and Equivalents at End of Period	3,429,873	2,958,804	(13.7)	3,429,873	2,958,804	(13.7)

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders’ Equity
As of December 31, 2019 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non- Controlling Interest	Total Stockholder’s Equity

Balance as of December 31, 2018	393,446,466	303,394	29,786	6,534,804	1,466,016	13,178	164,749	8,511,927

Reissuance (Repurchase) of Shares - Net	(2,145,651)	(1,655)	—	—	(242,546)	—	—	(244,201)
Dividends Paid	—	—	—	(1,598,681)	—	—	—	(1,598,681)
Increase in the Share Purchase Reserve	—	—	—	(33,984)	33,984	—	—	—
Comprehensive Income (Loss)	—	—	—	3,219,798	—	(8,984)	7,636	3,218,450

Balance as of December 31, 2019	391,300,815	301,739	29,786	8,121,937	1,257,454	4,194	172,385	9,887,495

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders’ Equity
As of December 31, 2020 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non- Controlling Interest	Total Stockholder’s Equity

Balance as of December 31, 2019	391,300,815	301,739	29,786	8,121,937	1,257,454	4,194	172,385	9,887,495

Reissuance (Repurchase) of Shares - Net	(1,189,259)	(917)	—	—	(149,083)	—	—	(150,000)
Increase in the Share Repurchase Reserve	—	—	—	(391,629)	391,629	—	—	—
Comprehensive Income (Loss)	—	—	—	1,094,358	—	(9,127)	3,521	1,088,752

Balance as of December 31, 2020	390,111,556	300,822	29,786	8,824,666	1,500,000	(4,933)	175,906	10,826,247

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Unaudited Operating Results by Airport

(Thousands of Pesos)

Monterrey	4Q19	4Q20	2019	2020
Total Revenues	1,016,490	796,134	3,690,771	2,560,048
Aeronautical Revenues	667,082	419,142	2,641,052	1,278,257
Non- Aeronatical Revenues	189,091	109,762	726,684	479,320
Construction Revenues	160,317	267,231	323,035	802,470
Income from Operations	117,892	28,471	473,615	445,952
EBITDA	144,027	59,859	584,635	568,460

Chihuahua
Total Revenues	145,608	88,566	603,114	292,457
Aeronautical Revenues	100,713	65,504	411,393	215,728
Non- Aeronatical Revenues	17,531	12,706	67,021	46,049
Construction Revenues	27,364	10,356	124,701	30,679
Income from Operations	16,368	(7,619)	67,379	50,038
EBITDA	21,913	(1,171)	85,353	75,312

Mazatlán
Total Revenues	107,632	83,924	408,744	273,318
Aeronautical Revenues	89,272	69,402	321,313	211,184
Non- Aeronatical Revenues	14,520	10,295	52,857	37,431
Construction Revenues	3,840	4,227	34,573	24,704
Income from Operations	14,332	32,685	52,627	63,103
EBITDA	18,860	37,419	70,141	81,803

Zihuatanejo
Total Revenues	61,732	40,717	239,984	162,989
Aeronautical Revenues	45,391	22,071	191,511	98,645
Non- Aeronatical Revenues	6,307	4,956	25,596	18,360
Construction Revenues	10,034	13,691	22,876	45,984
Income from Operations	12,683	9,122	43,613	12,961
EBITDA	17,383	13,949	62,273	32,052

Consorcio Grupo Hotelero T2 (1)
Revenues	67,317	25,439	255,613	110,525
Income from Operations	20,742	(4,007)	77,325	(8,609)
EBITDA	30,246	6,998	116,870	31,693

OMA VYNMSA Aero Industrial Park
Revenues	11,647	16,775	41,981	56,454
Income from Operations	4,415	7,323	15,622	24,082
EBITDA	9,757	14,496	35,170	47,702
Culiacán	4Q19	4Q20	2019	2020
Total Revenues	174,595	146,603	753,225	479,436
Aeronautical Revenues	155,581	112,096	617,978	359,562
Non- Aeronatical Revenues	17,566	15,921	66,286	51,732
Construction Revenues	1,448	18,586	68,960	68,142
Income from Operations	23,887	(15,286)	96,278	92,341
EBITDA	28,619	(10,033)	114,936	113,229

Ciudad Juárez
Total Revenues	117,851	81,845	453,919	265,370
Aeronautical Revenues	95,800	61,906	380,271	199,685
Non- Aeronatical Revenues	14,239	10,400	55,998	37,736
Construction Revenues	7,812	9,540	17,650	27,949
Income from Operations	15,171	21,927	61,376	60,241
EBITDA	18,136	25,279	73,174	72,958

Acapulco
Total Revenues	71,979	40,021	331,298	173,787
Aeronautical Revenues	53,519	27,694	227,954	117,218
Non- Aeronatical Revenues	9,723	5,534	40,242	27,159
Construction Revenues	8,737	6,793	63,102	29,409
Income from Operations	15,326	21,228	53,812	21,587
EBITDA	26,368	32,524	97,098	66,368

Other six airports
Total Revenues	411,920	249,702	1,457,538	833,528
Aeronautical Revenues	239,220	150,655	978,091	486,084
Non- Aeronatical Revenues	35,293	26,843	132,988	96,443
Construction Revenues	137,408	72,205	346,459	251,001
Income from Operations	43,700	64,765	171,932	112,894
EBITDA	58,328	83,023	227,428	180,824

Consorcio Hotelero Aeropuerto Monterrey (1)
Revenues	23,701	7,041	103,285	32,949
Income from Operations	6,414	(3,222)	32,345	(6,918)
EBITDA	9,214	(313)	43,726	4,511

(1) Includes results of other equity-method subsidiaries

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps.18.8727 as of December 31, 2019 and Ps. 19.9352 as of December 31, 2020.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

Company	Name	Company	Name

Actinver Casa de Bolsa	Ramón Ortiz	HSBC	Alexandre Falcao

Bank of America Merrill Lynch	Alan Macías	Intercam Casa de Bolsa	Alejandra Marcos

Banorte-IXE	José Espitia	Insight Investment Research	Robert Crimes

Barclays Bank PLC	Pablo Monsiváis	Itaú BBA	Thais Cascello

BBVA Bancomer	Montserrat Araujo	J.P. Morgan	Fernando Abdalla

Bradesco BBI	Rodolfo Ramos	Morgan Stanley	Josh Milberg / Lucas T Barbosa

Citigroup	Stephen Trent	Santander	Rubén López / Pedro Bruno

Credit Suisse	Alejandro Zamacona	Scotiabank	Francisco Suárez

Goldman Sachs	Bruno Armorim	Signum Research	Lucía Tamez

Grupo Bursátil Mexicano (GBM)	Mauricio Martínez Vallejo	UBS Brasil CCTVM	Rogerio Araujo

Vector	Marco Montañez	BTG Pactual	Lucas Marquiori

Invex	Giovanni Bisogno Guinea

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security measures. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero

●	Twitter http://twitter.com/OMAeropuertos

●	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated February 15, 2021